Exhibit (e)(14)

Lease agreement for real property not for use as dwelling

(the “Agreement”)

between

FinSirton S.p.A. with a company capital of 479,928.00 euro and registered office in Villa Guardia, Piazza XX Settembre n. 2, companies’ register, VAT number and tax identification number 02827580131; represented here by its accountant Angelo Aredi Butti, born in Como on 5/10/1967, domiciled for this office at the company, who declares that is acting here as Sole Director, being vested with all necessary powers (and hereinafter referred to as the “Lessor”);

- on the one hand -

and

Gentium S.p.A. with a company capital of 14,969,150 euro and registered office in Villa Guardia, Piazza XX Settembre n. 2, companies’ register, VAT number and tax identification number 02098100130; represented here by Dr. Khalid Islam born in London on 08/11/1955, domiciled for this office at the company, who declares that is acting here as Legal Representative of the company, being vested with all necessary powers as conferred to him at the Board of Directors’ meeting of 9th May 2011 (and hereinafter referred to as the “Lessee”);

- on the other hand -

(hereinafter referred individually also, in the singular, as the “Party”, and together as the “Parties”)

Recitals

(A)
the Lessor is the owner and may fully dispose of a building complex located in Villa Guardia (CO), Piazza XX Settembre n. 2, Sezione Civello, registered in the town land registry at sheet 5 number 1089, sub plot 702 with cadastral rentable value of 96,230 euro, of which some parcels - described and identified in green in the annexes “A” to this Agreement (hereinafter referred to as, the “Leased Unit”) form the subject matter of this lease agreement;

(B)
on 1 January 2005 the Parties signed a lease agreement regarding certain areas of the real property complex, for which notice of cancellation has been given in accordance with the law and with the agreement;

(C)
on 1 January 2007 the Parties signed another lease agreement, subsequently amended by the supplementary instrument of 1 July 2009, regarding further parcels of the building complex included in the Leased Units (jointly with the previously mentioned lease agreement annex (B), the “Previous Leases”);

(D)
during the currency of the Previous Leases, the “Lessee carried out some works, with the prior consent of the Lessor and in accordance with articles 1592 and 1593 of the civil code, ( i.e. electrical plant, smoke detectors, air conditioning/heating, doors, sanitary fixtures, flooring and awnings) that concerned the first and second floors of building L of the building complex (the “Works Carried out”);

(E)
on the basis of the agreements made between the Parties, what was due to the Lessee for the Works Carried out, which was agreed as being 320,000 (three hundred and twenty thousand) euro, of which 140,000 (one hundred and forty thousand) euro have already been paid by the setting off of rental due from Gentium for calendar year 2011, and, as regards the balance of 180,000 (one hundred and eighty thousand) euro, shall be taken into account when calculating the rental as established in 6.1 and therefore will no longer be due on the signing of this instrument;

(F)
in the light of all the above, the Parties intend to stipulate a new lease agreement running from 1/1/2012 regarding the Leased Units after the termination of the lease Agreement of 1 January 2007, as subsequently amended;

Given all of the above, the Parties agree as follows:

1.	Recitals and Annexes

1.1	The recitals and the annexes to the Agreement form an integral and substantial part of the same.

2.	Subject matter of the agreement

2.1
The Parties agree to terminate the lease agreement of 1 January 2007, as amended with addendum of 1 July 2009, with no payments due to or from the other Party, with the aforesaid lease therefore deemed ended and of no effect between the parties as from 31 December 2011.

2.2
With this Agreement, the Lessor grants a lease to the Lessee, who accepts, for the Leased Units, in the condition of fact and of law as found at the date of the signing of this Agreement (hereinafter referred to as, the “Starting Date”).

3.	Use

3.1
The Parties agree that for the whole duration of this Agreement, the Leased Units shall be used as commercial premises, offices, laboratories and depots, without such activities involving direct contact with the public. The Lessee may consequently not, without giving good reason, use the Leased Units for any other purposes without the prior written consent of with Lessor, which may not however be unreasonably withheld. Any refusal by the Lessor must be made with suitable stated reasons.

4.	The State of the Leased Units

4.1	The Lessee declares he is fully aware and of and accepts the present state of fact and of law of the Leased Units.

4.2	The Lessee furthermore acknowledges that the conditions of fact and of law of the Leased Units satisfy the use requirements as provided for in article 3.

5.	Term

5.1	The duration of this Agreement is agreed as being for 6 (six) years, running from 1 January 2012 and ending on 31 December 2017 (hereinafter referred to as the “First Expiry Date”).

5.2
On the First Expiry Date, this Agreement will be automatically renewed at the same terms and conditions, save that agreed in 6.3 of this Agreement for a further period of 6 (six) years and save the withdrawal of the Lessee notified to the Lessor by registered letter sent with at least 12 (twelve) months’ notice before First Expiry Date.

5.3	The Lessor waives as of now any right to refuse the first renewal of this Agreement for the reasons given in article 29 of law n. 392 of 27 July 1978.

5.4
At the end of the first renewal period of 6 (six) years, this Agreement will be automatically renewed at the same terms and conditions, for a further period of six years and hence as follows; such renewals will not take place if the Lessor or if the Lessee gives notice to the other Party of his desire to cancel the Agreement by registered letter sent with notice of at least 12 (twelve) months before the corresponding expiry date.

5.5
In accordance with and pursuant to article 27, paragraph VII) 5, of law n. 392 of 27 July 1978, the Lessor grants to the Lessee the right to withdraw at any time from this Agreement on giving notice to the aforesaid Lessor by means of registered letter, at least 12 (twelve) months before the date the withdrawal will be executed.

6.	Rental rates

6.1
By virtue of the agreements made and in the light of what is referred to in recitals C, D and E of this Agreement, the Parties agree that for the first six years the annual rental shall be 185,000.00 euro plus VAT.

6.2
Running from the start of the second year of the term of the lease and for each year subsequent, at the specific request of the Lessor the rental shall be updated annually by 75% of the percentage change in the consumer price index for working families and employees as ascertained by ISTAT (national statistics office) (and hereinafter referred to as the “ISTAT index)”) in the previous year as published in the Official Journal of Italy.

6.3	From the 7th (seventh) year of the duration of the Agreement, the annual rental due from the Lessee shall be 215,000.00 euro plus VAT.

6.4
The Rental shall be paid in quarterly prepaid amounts as above by the 15th day of the months of January, April, July and October of each year (hereinafter referred to as, individually the “Instalment” and together as the “Instalments”), by means of bank transfer on the current account that will be indicated in the invoice.

7.	Secondary Charges

7.1
From the Starting Date, the Lessee will sustain and pay directly the expenses, the costs, the costs and/or charges of any kind, in any way regarding to or connected with the Leased Units and their use (hereinafter referred to as, the “Secondary Charges”), with the exception of that which is provided for in article 7.3 below.

7.2
By way only of example, included among the Secondary Charges are the costs, expenses and charges connected with the telephone, water supply, electricity and gas, heating and air conditioning, local waste disposal charges and similar charges (hereinafter referred to as, the “Utilities”), leaving aside the Party to in whose name the Utilities are made. If the Utilities are in the name of the Lessor, this latter shall pay these and shall have the right tot receive from the Lessee a corresponding reimbursement, on providing suitable supporting documents.

7.3
The parties agree that the condominium co-owners’ ordinary expenses regarding the maintenance of lifts, extinguishers, green areas and snow clearance will be shared as follows: lifts and hoists by the lessor, extinguishers by the lessor, except for in the porter’s lodge, for which the lessor shall be responsible, with the green areas and snow clearance lessor being borne one third part by the lessee.

7.4	The Lessee shall insure the Leased Units against fire as well as damage suffered at the hands of customers, up to a suitable upper limit, including also damages to neighbors.

8.	Maintenance of the Leased Units - Modifications, Additions and Improvements

8.1	The Lessee declares he has examined the premises and all the plant and systems and that he has found them to be in a state of maintenance in accordance with article 1575 of the Italian civil code.

8.2
Repairs that are part of ordinary maintenance of the Leased Units, and any other regarding all plant of exclusive appurtenance to the Leased Units shall be borne by the Lessee pursuant to articles 1576 and 1609 of the civil code.

8.3
The Lessee must ask the consent of the lessor to perform works of extraordinary maintenance and restoration that he deems useful and necessary for the carrying out of his business after obtaining the prior authorisation of the competent authorities, for whose authorisation he undertakes to bear all relative costs, none excluded, with no possibility of acting for restitution or the indemnities under article 1592 c.c. The Lessee undertakes to give copies of the technical documents illustrating the various proposed works before these are submitted to the local authorities. Without prejudice to the above, the Parties agree that the lessor will bear the costs of extraordinary maintenance regarding the structure of the Leased Units.

9.	Access

9.1
On the written request of the Lessor, the Lessee will permit the Lessor and/or person authorized by the Lessor to have access, during normal office hours, to the Leased Units, to examine their condition; to identify any necessary repair works; to carry out the inventory of plant and of appurtenances and (ii) carried out any works and/or intervention, in the event of breach of contract by the Lessee in accordance with the provisions of this Agreement.

10.	Assignment of the Agreement - Sub-letting

10.1	Save the provisions of article 36 of Law number 392 of 27 July 1978, the “Lessee undertakes not to assign, wholly or in part, this Agreement to third parties without the prior consent of the Lessor.

10.2	The Lessor expressly authorizes the “Lessee to sublet the Leased Units to third parties.

11.	Choice of service address – Correspondence

11.1	All correspondence required or permitted under the terms of this Agreement must be in writing and may be:

11.1.1	delivered personally to the Party concerned;

11.1.2	sent by registered or insured letter with advice of receipt, and sent to the Party concerned at the address specified here below;

11.1.3	sent by telex or fax with advice of receipt.

Correspondence sent as provided for above shall be deemed validly carried out only when received by the addressee. To this end, the addresses of the Parties shall be the following, save where changed as provided for in article 11.2 below:

For the Lessor:
FinSirton S.p.A.
To the attention of its pro tempore legal representative
Piazza XX Settembre n. 2
Telephone: 031 385 999
Fax: 031 385 333
E-mail: finsirton@finsirton.it

For the Lessee:
Gentium S.p.A.
To the attention of its pro tempore legal representative
Piazza XX Settembre n. 2
Telephone: 031 385 111
Fax: 031 385 426
E-mail: gentium@gentium.it

11.2	The Parties may from time to time and at any time indicate a different address, informing the other Party in writing with notice of at least 15 (fifteen) working days.

12.	Mediation provisions and competent court

12.1
Any dispute arising from this Agreement or in some way connected to it - including disputes regarding its interpretation, its validity, its execution and its termination - for which an attempt at mediation is a mandatory requirement under the provisions of article 5 of legislative decree D.Lgs. 28/2010 or other current and applicable provision, shall preliminarily be submitted to intermediation in accordance with the procedures provided for in law, before the Arbitration Chamber of Como at the Chamber of Commerce of Como, mediation department.

12.2
If the dispute cannot be resolved by mediation, or if the attempt at mediation is not mandatory, the Parties agree that the dispute shall be put to the exclusive and inderogable jurisdiction of the Court of Como.

13.	GENERAL PROVISIONS

13.1
Any article, paragraph, sub-section or other provision of this Agreement that is or that becomes illegal, null or void, (i) shall in no way prejudice the effectiveness of the other provisions of this Agreement and (ii) shall be replaced by provisions that reflect the actual intentions of the Parties. In the event of the total or partial nullity of any of the clauses of this Agreement, the Parties agree to negotiate in good faith new fully valid clauses to replace these where the new clauses have substantially the same effect, having regard to the aims and the subject matter of this Agreement.

13.2	Any change to this Agreement and/or its Annexes shall be valid and binding only where made in writing and signed by the Party who is required to abide by it.

13.3
Any tolerance, of a Party, of conduct by the other Party or by a third party, that is in infringement of the provisions of this Agreement does not amount to waiver of any rights arising under the breached provisions, nor to the right to require exact performance of all the terms and conditions provided for herein.

13.4
The personal data supplied by each Party to the other Party are protected by legislative decree number 196 of 30 June 2003, which inter alia protects all persons with respect to the use of their personal details and, therefore, such data shall be used exclusively for the purposes of performing the Agreement.

13.5	The parties mutually authorise each other to provide notifications required by the law, including those that have to be submitted to the competent governmental authorities.

13.6
Each Party undertakes to sign, to accept, to deliver, to file, to registered and to publish any other instrument or document, and to carry out any other action, that may be required by the law or that is rendered necessary or advisable for the purpose of realising as quickly as possible the aims and intent of this Agreement.

13.7	This Agreement, as well as the rights and duties of the Parties deriving from it, are governed by Italian law.

13.8	The expenses associated with this Agreement, of the corresponding receipts and releases, the duty stamps and secondary charges, shall be born in equal parts by the Lessor and the Lessee.

13.9
The registration of the Agreement shall be carried out by the Lessor, within the term of 30 days from the date of signing of the Agreement, and the corresponding expense shall be borne by the parties in equal parts, i.e. 50% each.

13.10	The Lessor is in possession of the energy certification filed with the land energy registry at number 13245-000011/12 on 17/01/2012.

14.	List of Annexes

Annex A: Floor plan of the Leased Units

Villa Guardia, 18 January 2012

/s/ Angelo Butti

Lessor

Finsirton S.p.A.

/s/ Khalid Islam

Lessee

Gentium S.p.A.

In accordance with and pursuant to Articles 1341 and 1342 of the civil code the parties hereby declare their specific approval of the following clauses:

3.	the use of the real property and the business conducted therein;
4.	the state of the Leased Units
5.	automatic renewal of the first expiry date;

8.	maintenance of the Leased Units, modifications, additions and improvements;
10.	assignment of the Agreement - Sub-letting;
12.	mediation and competent court
13.	replacement of clauses, good faith, amendments in writing, tolerance of breaches.
Read, confirmed and signed.

Villa Guardia, 18 January 2012

/s/ Angelo Butti

Lessor

Finsirton S.p.A.

/s/ Khalid Islam

Lessee

Gentium S.p.A.